EXHIBIT 8
                                                                       ---------


VIKING ENERGY ROYALTY TRUST

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2004 AND 2003

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements are the responsibility of the management of Viking Energy Royalty Trust. They have been prepared in accordance with generally accepted accounting principles, using management's best estimates and judgement, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in the report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events.

Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements. Management is also responsible for maintaining a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of four independent directors. The Committee meets with management and the auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

Deloitte & Touche LLP, the independent registered Chartered Accountants appointed by the Unitholders, have audited these financial statements in accordance with Canadian generally accepted auditing standards and provided an independent audit opinion. They have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

March 7, 2005
(SIGNED)                                  (SIGNED)
John Zahary                               Robert Fotheringham
President and Chief Executive Officer     VP Finance and Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Unitholders of Viking Energy Royalty Trust:

We have audited the consolidated balance sheets of Viking Energy Royalty Trust ("Viking") as at December 31, 2004 and 2003 and the consolidated statements of income (loss) and accumulated earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of Viking's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Viking as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Viking is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Viking's internal control over financial reporting. Accordingly we express no such opinion.

Calgary, Alberta, Canada

February 22, 2005
(except as to Notes 16(b) and 18 which are as at March 10, 2005)


/s/ Deloitte & Touche LLP
-------------------------
Independent Registered Chartered Accountants

COMMENTS BY INDEPENDENT REGISTERED CHARTERED
ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA
REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in Note 18 to Viking's consolidated financial statements and when there are changes in accounting principles that have a material effect on the comparability of the financial statements and changes in accounting principles that have been implemented in the financial statements such as described in Note 3 to Viking's consolidated financial statements. Our report to the Unitholders of Viking Energy Royalty Trust dated February 22, 2005 (except as to Notes 16(b) and 18 which are as at March 10, 2005) is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events and such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Calgary, Alberta, Canada

February 22, 2005
(except as to Notes 16(b) and 18 which are as at March 10, 2005)

(SIGNED)
Deloitte & Touche LLP
Independent Registered Chartered Accountants

CONSOLIDATED BALANCE SHEETS
As at December 31

-----------------------------------------------------------------------------------------------------
(in thousands of dollars)                                                 2004                  2003
-----------------------------------------------------------------------------------------------------
ASSETS                                                                         Restated  (see Note 3)
-----------------------------------------------------------------------------------------------------
Current Assets
-----------------------------------------------------------------------------------------------------
     Accounts receivable                                               $28,601               $32,278
-----------------------------------------------------------------------------------------------------
     Prepaid expenses                                                    1,969                 2,662
-----------------------------------------------------------------------------------------------------
                                                                        30,570                34,940
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Property, Plant and Equipment  (Notes 3(a), and 5)                     501,364               542,137
-----------------------------------------------------------------------------------------------------
Acquisition Costs (Note 16 (a))                                            308                     -
-----------------------------------------------------------------------------------------------------
Reclamation Fund (Note 6)                                                5,385                 4,230
-----------------------------------------------------------------------------------------------------
Goodwill (Note 4)                                                       74,433                74,433
-----------------------------------------------------------------------------------------------------
Deferred Financing Charges, net of amortization (Note 3(b))              2,058                 2,734
-----------------------------------------------------------------------------------------------------
Total Assets                                                          $614,118              $658,474
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
LIABILITIES
-----------------------------------------------------------------------------------------------------
Current Liabilities
-----------------------------------------------------------------------------------------------------
     Accounts payable                                                  $33,262               $32,985
-----------------------------------------------------------------------------------------------------
     Unitholder distributions and debenture interest payable            12,129                11,062
-----------------------------------------------------------------------------------------------------
     Due to Related Party - Trust Unit portion                               -                   180
-----------------------------------------------------------------------------------------------------
     Current portion of Bank Loan                                            -                 9,952
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
(in thousands of dollars)                                                 2004                  2003
-----------------------------------------------------------------------------------------------------
ASSETS                                                                         Restated  (see Note 3)
-----------------------------------------------------------------------------------------------------
                                                                        45,391                54,179
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Bank Loan (Note 7)                                                      29,350               109,484
-----------------------------------------------------------------------------------------------------
10.5% Convertible Unsecured Subordinated Debentures                     73,763                73,625
  (Notes 3(b) & 9)
-----------------------------------------------------------------------------------------------------
Future Income Taxes (Note 12)                                           23,028                49,030
-----------------------------------------------------------------------------------------------------
Asset Retirement Obligation  (Notes 3(a) and 8)                         49,621                34,935
-----------------------------------------------------------------------------------------------------
Total Liabilities                                                      221,153               321,253
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
UNITHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------
Conversion Feature of 10.5% Convertible Unsecured Subordinated             804                   804
  Debentures  (Notes 3(b) & 9)
-----------------------------------------------------------------------------------------------------
Unitholders' Capital  (Note 10 (b))                                    783,026               704,013
-----------------------------------------------------------------------------------------------------
Contributed Surplus (Note 10 (f))                                          460                     -
-----------------------------------------------------------------------------------------------------
Accumulated Earnings (Deficit)                                          53,138               (22,412)
-----------------------------------------------------------------------------------------------------
Accumulated Unitholder Distributions (Note 10 (g))                    (444,463)             (345,184)
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Total Unitholders' Equity                                              392,965               337,221
-----------------------------------------------------------------------------------------------------
Total Liabilities and Unitholders' Equity                             $614,118              $658,474
-----------------------------------------------------------------------------------------------------


(SIGNED)                                (SIGNED)
H. Douglas Hunter                       Dale Blue
Director and Chairman of the Board      Director and Chairman of the Audit Committee

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
AND ACCUMULATED EARNINGS (DEFICIT)
Years ended December 31

-----------------------------------------------------------------------------------------------------
(in thousands of dollars except number of Trust Units and per             2004                  2003
Trust Unit amounts)
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
REVENUE                                                                       Restated (see Note 3)
-----------------------------------------------------------------------------------------------------
     Oil and natural gas                                              $248,578              $231,097
-----------------------------------------------------------------------------------------------------
     Royalties                                                        (38,157)              (40,905)
-----------------------------------------------------------------------------------------------------
                                                                       210,421               190,192
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
EXPENSES
-----------------------------------------------------------------------------------------------------
     Operating                                                          52,106                53,132
-----------------------------------------------------------------------------------------------------
     Transportation                                                      3,735                 2,244
-----------------------------------------------------------------------------------------------------
     General and administrative                                         10,650                 9,034
-----------------------------------------------------------------------------------------------------
     Non-cash unit based compensation (Note 11)                            598                     -
-----------------------------------------------------------------------------------------------------
     Severance and other expenses                                        1,496                 2,408
-----------------------------------------------------------------------------------------------------
     Interest and financing charges (Note 3(b))                         12,570                14,807
-----------------------------------------------------------------------------------------------------
     Capital and other taxes (Note 12)                                   1,748                 1,854
-----------------------------------------------------------------------------------------------------
     Depletion, depreciation and accretion                              73,659                85,100
-----------------------------------------------------------------------------------------------------
     Losses on commodity price risk management contracts (Note
         3(c) and 14)
-----------------------------------------------------------------------------------------------------
          Cash settlements                                               4,021                     -
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
(in thousands of dollars except number of Trust Units and per             2004                  2003
Trust Unit amounts)
-----------------------------------------------------------------------------------------------------
          Unrealized losses                                                290                     -
-----------------------------------------------------------------------------------------------------
     Future income tax recovery (Note 12)                             (26,002)              (53,122)
-----------------------------------------------------------------------------------------------------
     Impairment of oil and natural gas property costs (Note 5)               -               130,000
-----------------------------------------------------------------------------------------------------
                                                                       134,871               245,457
-----------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                       75,550              (55,265)
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS (DEFICIT)
-----------------------------------------------------------------------------------------------------
     Opening Balance - as previously reported                          (2,043)                43,052
-----------------------------------------------------------------------------------------------------
      Retroactive changes in accounting policies (Note 3)
-----------------------------------------------------------------------------------------------------
           Accounting for Asset Retirement Obligation                 (12,070)              (10,199)
-----------------------------------------------------------------------------------------------------
           Reclassification of Convertible Debentures                  (8,299)                     -
-----------------------------------------------------------------------------------------------------
     Opening Balance - as restated                                    (22,412)                32,853
-----------------------------------------------------------------------------------------------------
     Closing Balance                                                   $53,138             $(22,412)
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Net Income (Loss) per Trust Unit
-----------------------------------------------------------------------------------------------------
      Basic and Diluted                                                  $0.73               $(0.66)
-----------------------------------------------------------------------------------------------------
Weighted Average Number of Trust Units
-----------------------------------------------------------------------------------------------------
      Basic                                                        103,429,410            84,359,126
-----------------------------------------------------------------------------------------------------
      Diluted                                                      103,707,516            84,378,735
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31

-----------------------------------------------------------------------------------------------------
(in thousands of dollars)                                                 2004                  2003
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                                            Restated (see Note 3)
-----------------------------------------------------------------------------------------------------
Net income (loss)                                                      $75,550              $(55,265)
-----------------------------------------------------------------------------------------------------
Add items not involving cash:
-----------------------------------------------------------------------------------------------------
     Depletion, depreciation and accretion                              73,659                85,100
-----------------------------------------------------------------------------------------------------
     Future income tax recovery                                        (26,002)              (53,122)
-----------------------------------------------------------------------------------------------------
     Costs settled with issuance of Trust Units and other                  240                   822
-----------------------------------------------------------------------------------------------------
     Unrealized losses on commodity price risk management                  290                     -
          contracts
-----------------------------------------------------------------------------------------------------
     Amortization of deferred commodity price contract gain               (329)                    -
-----------------------------------------------------------------------------------------------------
     Amortization of Issue Costs and Accretion of Discount on              815                   788
          10.5%
-----------------------------------------------------------------------------------------------------
     Convertible Unsecured Subordinated Debentures
-----------------------------------------------------------------------------------------------------
     Non-cash unit based compensation                                      598                     -
-----------------------------------------------------------------------------------------------------
     Impairment of property, plant and equipment                             -               130,000
-----------------------------------------------------------------------------------------------------
                                                                       124,821               108,323
-----------------------------------------------------------------------------------------------------
Asset Retirement expenditures                                           (1,469)                 (761)
-----------------------------------------------------------------------------------------------------
Changes in non-cash working capital                                        540               (2,515)
-----------------------------------------------------------------------------------------------------
                                                                       123,892               105,047
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
(in thousands of dollars)                                                 2004                  2003
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
-----------------------------------------------------------------------------------------------------
Issuance of Trust Units, net of issue costs                             55,547                92,910
-----------------------------------------------------------------------------------------------------
Issuance of 10.5% Convertible Unsecured Subordinated                         -                71,617
   Debentures, net of issue costs
-----------------------------------------------------------------------------------------------------
Bank Loan repayments                                                   (90,085)              (43,797)
-----------------------------------------------------------------------------------------------------
Distributions, net of participation in reinvestment plans              (75,229)              (99,328)
-----------------------------------------------------------------------------------------------------
                                                                      (109,767)                21,402
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
-----------------------------------------------------------------------------------------------------
Acquisition of KeyWest Energy Corporation                                    -               (73,380)
-----------------------------------------------------------------------------------------------------
Payments to related party on internalization                                 -               (2,981)
-----------------------------------------------------------------------------------------------------
Acquisition costs                                                         (308)                     -
-----------------------------------------------------------------------------------------------------
Proceeds on sale of oil and natural gas properties, net of              18,453              (22,887)
    acquisitions
-----------------------------------------------------------------------------------------------------
Property, plant and equipment expenditures                             (35,183)              (25,280)
-----------------------------------------------------------------------------------------------------
Proceeds on sale of investment                                               -                   730
-----------------------------------------------------------------------------------------------------
Change in non-cash working capital                                       2,913                (2,651)
-----------------------------------------------------------------------------------------------------
                                                                       (14,125)             (126,449)
-----------------------------------------------------------------------------------------------------
Change in Cash                                                              $-                    $-
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Interest paid on 10.5% Convertible Unsecured Subordinated               $7,875                $4,204
Debentures
-----------------------------------------------------------------------------------------------------
Interest paid on Bank Loan                                              $3,986                $7,219
-----------------------------------------------------------------------------------------------------
Capital and other taxes paid                                            $1,834                $1,854
-----------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003
(tabular amounts are in 000s except for Trust Units and per Trust Unit amounts)


1.   STRUCTURE OF VIKING ENERGY ROYALTY TRUST

     Viking Energy Royalty Trust ("Viking") is an open-ended investment trust created under the laws of the Province of Alberta. Viking is governed by the Amended and Restated Trust Indenture dated as of July 1, 2003 (the "Trust Indenture") between Viking Holdings Inc., a wholly-owned subsidiary of Viking, and Computershare Trust Company of Canada as Trustee. The beneficiaries of Viking are the holders of its Trust Units (the "Unitholders") who receive monthly distributions as declared by Viking. Pursuant to the mutual fund requirements of the Income Tax Act (Canada), Viking is limited to holding and administering permitted investments and making distributions to its Unitholders.
     Viking holds interests in energy related assets including oil and natural gas properties as well as gathering pipelines and processing assets through its various operating subsidiaries. Viking makes monthly cash distributions to its Unitholders from the cash flow of its various operating subsidiaries received in the form of royalty payments on oil and gas properties owned by subsidiaries, interest and principal payments received on notes issued by subsidiaries as well as distributions, dividends and returns of capital.

2.   SUMMARY OF ACCOUNTING POLICIES

     These consolidated financial statements are prepared by Viking's management in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation between Canadian GAAP and United States GAAP, to the extent that they affect Viking, is disclosed in Note 18. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and revenues and expenses during the reporting period.
     In particular, the amounts recorded for depletion and depreciation as well as the impairment of oil and natural gas property costs and for the asset retirement obligation are based on estimates of reserves and future costs. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

     BASIS OF ACCOUNTING

     Viking's consolidated financial statements include the accounts of Viking and its subsidiaries with all transactions and balances between Viking and its subsidiaries eliminated.

     REVENUE RECOGNITION

     Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when title passes from Viking to the purchaser.

     PROPERTY, PLANT AND EQUIPMENT

     Viking follows the full cost method of accounting for oil and natural gas operations whereby all costs of acquiring oil and natural gas properties and related development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for both productive and non-productive wells and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance recoverable reserves are charged against earnings. Proceeds from the sale of oil and natural gas properties are applied against capitalized costs. Gains and losses are not recognized on disposition of oil and natural gas properties unless such a disposition would alter the future rate of depletion by 20% or more.

     DEPLETION AND DEPRECIATION

     The provision for depletion and depreciation of oil and natural gas property costs is calculated using the unit-of-production method based on total estimated proved reserves including estimated future development costs of proven undeveloped reserves and excluding the estimated salvage values of the production equipment and the costs of undeveloped land. Natural gas reserves and production are converted to an equivalent volume of oil (barrel of oil equivalent or boe) on an energy equivalent basis of six thousand cubic feet of natural gas to one barrel of oil.

     IMPAIRMENT TEST

     At the end of each quarterly reporting period, the carrying amount of oil and natural gas property costs is compared to the estimated undiscounted future net cash flows associated with the proved reserves. An impairment loss exists when the carrying amount exceeds the estimated undiscounted future net cash flows associated with proved reserves. If an impairment exists, the carrying amount in excess of the estimated discounted future net cash flows associated with the proved plus probable reserves is charged to earnings. Cash flows are estimated from reserves using future price and cost projections and discounted using the risk-free rate.

     The cost of undeveloped land is subject to a periodic fair market value assessment with any excess cost over fair market value added to the depletion base of the oil and natural gas property costs.

     GOODWILL

     Goodwill is recognized on acquisitions where the total consideration exceeds the fair value of the identifiable assets, net of assumed liabilities. Goodwill is not amortized but is assessed for impairment at the end of each quarterly reporting period. Impairment is determined by comparing the fair value of Viking's equity with its net book value recorded in the equity accounts. A goodwill impairment would be charged to earnings if the net book value of the equity exceeds its fair value.

     DEFERRED FINANCING CHARGES

     The issue costs related to the 10.5% Convertible Unsecured Subordinated Debentures have been deferred and are being amortized over the five-year term of the debentures and reported with interest and financing charges.

     INCOME TAXES

     Viking follows the liability method of accounting for income taxes. However, under the Income Tax Act (Canada), Viking is considered to be a "mutual fund trust" and is taxable only to the extent that its income is not distributed or distributable to its Unitholders. As a "mutual fund trust" that distributes all of its taxable income to its Unitholders, Viking makes no provisions for income taxes except for the provisions required by its corporate subsidiaries.

     For Viking's corporate subsidiaries, the liability method of accounting for income taxes requires that future income tax liabilities and assets be recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and their respective tax basis using substantively enacted income tax rates. The effect of changes in income tax rates on future income tax liabilities and assets is recognized in the period that the rates change. In addition to provisions for expected future income taxes, corporate income taxes and Large Corporations Tax paid by Viking's corporate subsidiaries are expensed as incurred.

     Future income taxes are also recognized in the accounting for acquisitions of corporate entities where the ascribed value of the assets and/or liabilities differs from their respective tax basis.

     FINANCIAL INSTRUMENTS

     Viking recognizes the fair value of unrealized gains and losses on financial instruments in its balance sheet with changes in the fair value included in the earnings for the period in which the change occurs. Realized gains and losses on financial instruments are recorded in the period to which the respective contract settlements relate. Upon implementation of this policy on January 1, 2004, unrealized gains were deferred and are being amortized to revenue over the life of the respective contracts.

     ASSET RETIREMENT OBLIGATION

     Viking recognizes the fair value of its future asset retirement obligation if it can be reasonably estimated. When initially recorded, an offsetting amount is added to Property, Plant and Equipment and depleted in the same manner as Property, Plant and Equipment, thereby increasing the depletion, depreciation and accretion expense. During each accounting period, the fair value of the asset retirement obligation is increased by recording an accretion expense to recognize a reduced discounting of this future liability. Actual costs incurred for asset retirement and reclamation activities are charged against the recorded asset retirement obligation with any differences between the liability recorded and costs incurred recognized in earnings in the period the obligation is settled.

     UNIT-BASED COMPENSATION

     Viking uses the "intrinsic method" to estimate the value of "unit-based" compensation in respect of options granted under its Unit Option Plan as well as Restricted and Performance Awards granted under its Unit Award Incentive Plan with different accounting recognition for grants made before January 1, 2003 and grants occurring after December 31, 2002 as described below:

         a) For grants made before January 1, 2003, there is no "unit-based" compensation expense recorded prior to the exercise of the option. Upon the exercise of an option and the issuance of Trust Units, the value of the cash consideration paid is recorded in Unitholders' Capital.

         b) For grants made after December 31, 2002, Viking uses the intrinsic value method to value the options, Restricted Awards and Performance Awards granted to determine the amount of the "unit-based" compensation expense. It is management's opinion that it is not possible to use traditional option pricing models to estimate the future price of Viking's Trust Units as such future prices are dependent on a number of factors including, but not limited to, future commodity prices, future production levels and amounts withheld from distributions to unitholders for debt repayment, capital expenditures and acquisitions, all of which cannot be reasonably estimated. Further, the number of Trust Units issued in respect of Performance Awards is also adjusted for Viking's "total return" performance relative to a number of other royalty trusts over a two year period, the impact of which is also undeterminable.

              For grants made after December 31, 2002, Viking recognizes an amount of "unit-based" compensation expense based on a prorating of the intrinsic value over the vesting period of the grant plus an amount in respect of the distributions since the date of the grant with a corresponding amount recorded as contributed surplus. Changes in the intrinsic value of the unexercised options and non-vested Restricted and Performance Awards are recognized as additional "unit-based" compensation expense in the period of the change.

              Upon the exercise of options, the consideration paid plus the related intrinsic value is recorded in Unitholders' capital with any differences between the intrinsic value recorded and the amount previously charged to and relieved from the contributed surplus recognized as additional "unit-based" compensation expense. Upon the vesting of either Restricted or Performance Awards, the fair market value of the Trust Units awarded is recorded in Unitholders' capital and the related amount of contributed surplus is relieved with any difference considered to be additional "unit-based" compensation expense. Forfeitures under the Unit Option Plan and Unit Award Incentive Plan are accounted for as they occur.

3.   ACCOUNTING POLICY CHANGES

     (a) Asset Retirement Obligation

     Effective January 1, 2004, Viking changed its accounting policy in respect of "Asset Retirement Obligations" and adopted the new Canadian accounting standard, as described in Note 2, on a retroactive basis. Prior to this change, Viking provided for its estimated future site restoration and abandonment costs based on the unit-of-production method and proved reserves.

     The following summarizes the impact of the retroactive adoption of this change in accounting policy:

--------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                        2004          2003
--------------------------------------------------------------------------------------
   Property, Plant and Equipment                                $27,448       $16,055
--------------------------------------------------------------------------------------
   Future Income Taxes                                          $(1,908)        $(582)
--------------------------------------------------------------------------------------
   Asset Retirement Obligation (formerly Provision for          $43,421       $28,708
       Site Restoration)
--------------------------------------------------------------------------------------
   Accumulated Earnings (Deficit)                              $(14,064)     $(12,070)
--------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------------
Consolidated Statements of Income (Loss)                           2004         2003
-------------------------------------------------------------------------------------
   Depletion, depreciation and accretion                         $3,319       $2,330
-------------------------------------------------------------------------------------
   Future income tax recovery                                   $(1,325)       $(457)
-------------------------------------------------------------------------------------
   Net Income (Loss)                                            $(1,994)     $(1,873)
-------------------------------------------------------------------------------------
       - per Trust Unit                                          $(0.02)      $(0.02)
-------------------------------------------------------------------------------------

     (b) Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity In 2004, Viking retroactively adopted the revised Canadian accounting standard for "Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity Instruments." This revised standard applies to Viking's 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") and requires such financial instruments be classified as a liability with the related interest expensed as incurred and issue costs amortized over the term of the Convertible Debentures. In addition, a portion of the Convertible Debentures relating to its conversion feature is required to be classified as an equity component resulting in the carrying value of the Convertible Debentures being less than their face value. This discount will be accreted over the term of the Convertible Debentures utilizing the effective interest rate method and the 11% interest rate implicit in the Convertible Debentures. Upon conversion of the Convertible Debentures into Trust Units, the equity component of the Convertible Debentures is reclassified to Unitholders' Capital.

     The changes resulting from implementing the revised standard are as follows:

-------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                        2004         2003
-------------------------------------------------------------------------------------
   Deferred Financing Charges, net of amortization               $2,058       $2,734
-------------------------------------------------------------------------------------
   Convertible Debentures                                       $73,763      $73,625
-------------------------------------------------------------------------------------
   Equity Component of Convertible Debentures                      $804         $804
-------------------------------------------------------------------------------------
   Unitholders' Capital                                        $(70,915)    $(70,915)
-------------------------------------------------------------------------------------
   Accumulated Earnings (Deficit)                              $(16,915)     $(8,299)
-------------------------------------------------------------------------------------
   Accumulated Distributions                                    $15,321       $7,518
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------------
Consolidated Statements of Income (Loss)                           2004         2003
-------------------------------------------------------------------------------------
   Interest and financing charges                                $8,616       $8,299
-------------------------------------------------------------------------------------
   Net Income (Loss)                                           $(8,616)     $(8,299)
-------------------------------------------------------------------------------------
        - per Trust Unit                                        $(0.01)      $(0.01)
-------------------------------------------------------------------------------------

     (c) Financial Instruments
     Effective January 1, 2004, Viking adopted, on a prospective basis, the new Canadian accounting standard for "Hedging Relationships." The new standard resulted in most of Viking's commodity price contracts not qualifying for hedge accounting and on January 1, 2004, Viking adjusted these contracts to market value and a deferred gain of $416,000 was recorded. Viking has amortized $329,000 of the deferred gain to revenues since January 1, 2004. The residual amount of this deferred gain will be amortized to revenue over the remaining three year term of the contract and is included in accounts payable due to the nominal amount of $87,000. Prior to January 1, 2004, Viking recognized gains and losses from commodity price contracts in the period in which they were settled as an adjustment to its oil and natural gas revenue.

4.   ACQUISITION OF KEYWEST ENERGY CORPORATION

     Effective February 26, 2003, a subsidiary of Viking acquired 100% of the outstanding shares of KeyWest Energy Corporation ("KeyWest") through a plan of arrangement pursuant to which Viking acquired all the outstanding shares of KeyWest in exchange for consideration of $66.0 million in cash and the issuance of 24.9 million Trust Units for a total purchase price before the assumption of debt and acquisition costs of $241.9 million. The acquisition was accounted for using the purchase method whereby the assets and liabilities acquired are recorded at their fair values and the excess of the purchase price over the fair values of the identifiable net assets has been allocated to goodwill.

     The determination of the purchase price and its allocation to the assets and liabilities follows:

--------------------------------------------------------------------------------
Value of Viking Trust Units issued                                 $     17,931
--------------------------------------------------------------------------------
Cash consideration paid                                                   6,000
--------------------------------------------------------------------------------
                                                                        241,931
--------------------------------------------------------------------------------
Debt Assumed                                                             77,639
--------------------------------------------------------------------------------
February distributions related to Trust Units issued on acquisition       2,738
--------------------------------------------------------------------------------
Related expenses and fees                                                 4,682
--------------------------------------------------------------------------------
Total Purchase Price                                               $     36,990
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Purchase Price Allocation
--------------------------------------------------------------------------------
Net working capital deficit                                        $     (1,066)
--------------------------------------------------------------------------------
Future site restoration                                                  (2,230)
--------------------------------------------------------------------------------
Future income taxes                                                     (64,147)
--------------------------------------------------------------------------------
Goodwill                                                                 74,433
--------------------------------------------------------------------------------
Property, plant and equipment                                           320,000
--------------------------------------------------------------------------------
                                                                   $    326,990
--------------------------------------------------------------------------------

5.   PROPERTY, PLANT AND EQUIPMENT

------------------------------------------------------------------------------------------------------------
                                                               2004                        2003
------------------------------------------------------------------------------------------------------------
                                                                                       Restated
                                                                                   (see Note 3)
------------------------------------------------------------------------------------------------------------
Capitalized costs                                  $        995,055            $        965,027
------------------------------------------------------------------------------------------------------------
Accumulated depletion and depreciation                     (363,691)                   (292,890)
------------------------------------------------------------------------------------------------------------
Impairment recognized December 31, 2003                    (130,000)                   (130,000)
------------------------------------------------------------------------------------------------------------
    Net Book Value                                 $        501,364            $        542,137
------------------------------------------------------------------------------------------------------------

     The depletion base of Viking's oil and gas properties for purposes of calculating its depletion and depreciation charge includes $34.4 million ($37.1 million in 2003) of future development costs associated with proved undeveloped reserves and excludes $10.4 million of undeveloped land costs ($11.5 million in 2003).

     At December 31, 2004, the estimated undiscounted future cash flows associated with Viking's proved reserves exceeded the carrying amount of its oil and natural gas property costs (December 31, 2003, Viking recorded an impairment of $130.0 million). The estimate of Viking's undiscounted value of future net cash flows associated with its proved reserves in 2004 was determined using the following benchmark commodity prices:

------------------------------------------------------------------------------------------------------------
                                           WTI Oil         $U.S./$Cdn            WTI Oil           AECO Gas
                                       ($U.S./bbl)      Exchange Rate         ($Cdn/bbl)       ($Cdn/mmbtu)
------------------------------------------------------------------------------------------------------------
   2005                                      42.00               0.82              51.22               6.60
------------------------------------------------------------------------------------------------------------
   2006                                      40.00               0.82              48.78               6.35
------------------------------------------------------------------------------------------------------------
   2007                                      38.00               0.82              46.34               6.15
------------------------------------------------------------------------------------------------------------
   2008                                      36.00               0.82              43.90               6.00
------------------------------------------------------------------------------------------------------------
   2009                                      34.00               0.82              41.46               6.00
------------------------------------------------------------------------------------------------------------
   2010 - 2015                               33.50               0.82              40.85               6.10
------------------------------------------------------------------------------------------------------------


6.   RECLAMATION FUND

     Pursuant to certain internal royalty agreements, Viking has established a reclamation provision to carry out future abandonment and reclamation work on wells, plants and facilities. On February 22, 2005, Viking's Board of Directors approved the amendment of these royalty agreements to terminate the reclamation provision and effective on that date, Viking will eliminate its accrual for the funding of future reclamation activities.

7.   BANK LOAN

     At December 31, 2004, Viking had $29.4 million of loans outstanding under a $170 million credit facility which was cancelled on January 31, 2005 when Viking entered into a new Credit Agreement and concurrently, repaid all amounts owing with funding provided from the new credit facility. Viking's new Credit Agreement establishes an Extendible Revolving Term Credit Facility and a $25 million Operating Credit Facility. Subsequent to the closing of its merger with Calpine Natural Gas Trust on February 1, 2005, the Extendible Revolving Term Credit Facility was established at $200 million. The Credit Agreement has an initial term to June 30, 2005 but can be extended an additional 364 days on an annual basis with the agreement of the lenders. If the agreement is not extended, the credit facilities mature two years thereafter with no repayments required prior to its maturity provided its borrowings are not in excess of the Borrowing Base. The Borrowing Base is determined annually based on an independent engineering evaluation of Viking's reserves. These credit facilities require standby fees on undrawn amounts and interest on borrowings at varying rates dependent on Viking's debt levels and earnings before interest, depletion, depreciation and accretion. Viking has provided the lenders with a $500 million floating charge security interest in its present and future acquired oil and gas properties.

8.   ASSET RETIREMENT OBLIGATION

     Viking's asset retirement obligation reflects the estimated future cost to abandon its oil and gas wells and related processing facilities including the reclamation of the site and related access roads. Concurrent with its retroactive adoption of the accounting policy for asset retirement obligations on January 1, 2004, Viking estimated the net present value of its total obligation as at December 31, 2003 to be $34.9 million based on a future liability of $122.6 million, an 8.6% discount factor, an inflation rate of 1.5% per annum and an estimated expenditure profile with the majority of costs to be incurred between 2018 and 2026 while extending over the next 56 years.

     During 2004, Viking increased its asset retirement obligation in respect of an accretion charge with an offsetting amount recorded in its depletion, depreciation and accretion expense and has reduced the future liability for expenditures incurred as well as obligations associated with properties sold. At December 31, 2004, Viking re-evaluated its asset retirement obligation and determined the amount to be $49.6 million based on a future liability of $152.8 million, an 8.6% discount factor, inflation factor of 2.0% per annum and an estimated expenditure profile with the majority of these costs incurred between 2018 and 2026 while extending over the next 55 years.

     The following provides the details of changes to Viking's asset retirement obligation during 2004:

------------------------------------------------------------------------------
Balance, December 31, 2003                                        $    34,935
------------------------------------------------------------------------------
Increase due to further asset development                               1,033
------------------------------------------------------------------------------
Decrease associated with asset dispositions                              (736)
------------------------------------------------------------------------------
Asset Retirement expenditures                                          (1,469)
------------------------------------------------------------------------------
Accretion of discount                                                   2,873
------------------------------------------------------------------------------
Change in estimated asset retirement obligation(1)                     12,985
------------------------------------------------------------------------------
Balance, December 31, 2004                                        $    49,621
------------------------------------------------------------------------------

      (1) The most significant component of the change in estimate is associated with Viking's re-assessing their estimates in light of the Alberta Energy and Utility Board's recent guidance on site reclamation costs.

9.   10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

     On January 15, 2003, Viking issued $75 million of 10.5% convertible unsecured subordinated debentures (the "Convertible Debentures") for net proceeds of $71.6 million. The Convertible Debentures had an initial maturity date of April 30, 2003, which was extended to January 31, 2008 upon completion of the plan of arrangement to acquire KeyWest on February 26, 2003. The Convertible Debentures bear interest at 10.5% per annum which is paid semi-annually on January 31 and July 31 of each year and are subordinated to substantially all other liabilities of Viking, including its credit facilities.

     The Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to January 31, 2008 at a conversion price of $7.25 per unit. The Convertible Debentures are not redeemable on or before January 31, 2006 but may be redeemed in whole or in part at the option of Viking at a price of $1,050 per Convertible Debenture after January 31, 2006 and prior to February 1, 2007, and at a price of $1,025 per Convertible Debenture thereafter until their maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

     At the option of Viking, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by Viking will be calculated by dividing the principal by 95% of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation. At December 31, 2004, the fair market value of the Convertible Debentures was $81.9 million.

     The following summarizes Viking's accounting for the principal amount of its Convertible Debentures:

--------------------------------------------------------------------------------
                           DISCOUNTED                EQUITY               TOTAL
                           OBLIGATION             COMPONENT
--------------------------------------------------------------------------------
Issued on January 15,
2003                    $      74,188         $         812       $      75,000
--------------------------------------------------------------------------------
Conversion into Trust
Units during 2003                (694)                   (8)               (702)
--------------------------------------------------------------------------------
Accretion of Discount
recognized in 2003                131                     -                 131
--------------------------------------------------------------------------------
Balance at December
31, 2003 - as Restated         73,625                   804              74,429
--------------------------------------------------------------------------------
Accretion of Discount
recognized in 2004                138                     -                 138
--------------------------------------------------------------------------------
Balance at December
31, 2004                $      73,763         $         804       $      74,567
--------------------------------------------------------------------------------


10.  UNITHOLDERS' EQUITY

     A) AUTHORIZED

     Pursuant to the terms of its Trust Indenture, Viking may issue an unlimited number of Trust Units. Each Trust Unit represents an equal fractional undivided beneficial interest in Viking. All Trust Units share equally in distributions from Viking and carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay further calls or assessments in respect of the Trust Units. The Trust Indenture provides that Unitholders shall not be liable for or in respect of the obligations of Viking and that contracts entered into on behalf of Viking shall not be binding on the Trustee or any Unitholder and any liability of Viking shall be limited to and satisfied only out of the assets of Viking.

     In accordance with the Trust Indenture, each Unitholder is entitled to require Viking to redeem at any time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at prices equal to the lesser of (i) 95% of the market value of the Trust Units during the ten trading days commencing immediately after the date on which the Trust Units were tendered for redemption, and (ii) the closing price on the date that the Trust Units were tendered for redemption. Such redemptions will be payable by Viking in cash in most circumstances. However, if the total amount payable by Viking for redemptions of Trust Units in a calendar month and in any preceding month during the year exceeds $200,000, the redemptions shall be settled by Viking distributing notes having an aggregate principal amount equal to the amount payable for the Trust Units tendered for redemption.

     B) ISSUED
------------------------------------------------------------------------------------------------------------
                                                                  NUMBER OF TRUST UNITS      BOOK VALUE
------------------------------------------------------------------------------------------------------------
Balance December 31, 2002                                                    54,715,037        $424,734
------------------------------------------------------------------------------------------------------------
Units issued - Internalization of the Manager                                   691,738           4,779
------------------------------------------------------------------------------------------------------------
Units Issued with respect to KeyWest Acquisition (Note 4)                    24,887,718         175,931
------------------------------------------------------------------------------------------------------------
Debenture Conversion(a) (Note 9)                                                 96,825             702
------------------------------------------------------------------------------------------------------------
Trust Unit Public Offering May 29, 2003                                       8,000,000          50,400
------------------------------------------------------------------------------------------------------------
Trust Unit Public Offering October 7, 2003                                    6,800,000          42,840
------------------------------------------------------------------------------------------------------------
Distribution Reinvestment Plan                                                  826,367           5,020
------------------------------------------------------------------------------------------------------------
Trust Unit Options                                                              841,200           4,800
------------------------------------------------------------------------------------------------------------
Less:  Issue Costs                                                                    -          (5,193)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003 - as Restated see Note 3(b)                       96,858,885         704,013
------------------------------------------------------------------------------------------------------------
Units issued - Internalization of the Manager                                    72,797             420
------------------------------------------------------------------------------------------------------------
Trust Unit Public Offering July 9, 2004                                       9,600,000          54,720
------------------------------------------------------------------------------------------------------------
Distribution Reinvestment Plan                                                3,864,097          22,953
------------------------------------------------------------------------------------------------------------
Trust Unit Options, including $138,000 of non-cash                              722,300           4,062
consideration
------------------------------------------------------------------------------------------------------------
Less:  Issue Costs                                                                    -          (3,142)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                                                  111,118,079        $783,026
------------------------------------------------------------------------------------------------------------

      (a) During the year ended December 31, 2003, $702,000 of Convertible Debentures were converted into 96,825 Trust Units.

     C) DISTRIBUTION REINVESTMENT

     Viking has a Premium DistributionTM, Distribution Re-investment and Optional Trust Unit Purchase Plan (the "Premium DRIP Plan") which enables eligible Viking Unitholders to direct that their cash distributions from Viking be reinvested in additional Trust Units at a 5% discount to the then average Trust Unit's market price applicable to each distribution payment date or to exchange such Trust Units for a cash payment equal to 102% of such distributions (the "premium distribution component"). Viking Unitholders who are enrolled in the Premium DRIP Plan are also entitled to purchase from Viking's treasury up to $100,000 of additional Trust Units on each distribution date at the then average market price.

     D) UNIT OPTION PLAN

     Viking is authorized to grant up to 5,400,000 options pursuant to a Unit Option Plan (the "Plan"). Under the Plan, options vest 20% immediately upon granting and a further 20% on the anniversary date in each of the next four years. The options have a ten year term and a feature that allows for the exercise price of the options to ratchet down by an amount equal to distributions paid in excess of 8% of the average closing price of Viking's Trust Units for the first 11 trading days of January of each year.

     The number of options granted and their exercise prices are as follows:

------------------------------------------------------------------------------------------------------
                                              2004                                  2003
------------------------------------------------------------------------------------------------------
                                                   WEIGHTED AVG                         WEIGHTED AVG
                                UNIT OPTIONS     EXERCISE PRICE       UNIT OPTIONS    EXERCISE PRICE
------------------------------------------------------------------------------------------------------
Total Options Outstanding
   Balance at beginning of year    3,391,850            $7.22            3,386,450             $7.37
------------------------------------------------------------------------------------------------------
   Granted                           200,000            $5.67            1,211,000             $6.33
------------------------------------------------------------------------------------------------------
   Exercised                        (722,300)           $6.71             (841,200)            $6.64
------------------------------------------------------------------------------------------------------
   Cancelled                        (762,800)           $7.28             (364,400)            $6.95
------------------------------------------------------------------------------------------------------
   Balance at end of year          2,106,750            $7.23            3,391,850             $7.22
------------------------------------------------------------------------------------------------------
Exercise Price "Ratchet Down"                          $(1.39)                                $(1.00)
------------------------------------------------------------------------------------------------------
Adjusted Exercise Price                                 $5.84                                  $6.22
------------------------------------------------------------------------------------------------------
Total Options Exercisable(a)
   Balance at beginning of year    1,394,450            $6.36            1,062,450             $6.90
------------------------------------------------------------------------------------------------------
   Balance at end of year          1,216,150            $6.02            1,394,450             $6.36
------------------------------------------------------------------------------------------------------

      (a)Weighted Average Exercise Price presented is after "ratchet down."

     E) UNIT AWARD INCENTIVE PLAN

     On June 9, 2004, Viking's Unitholders approved a Unit Award Incentive Plan comprised of Restricted Awards and Performance Awards and authorized Viking to reserve 3,860,000 Trust Units for use under the plan. Restricted Awards vest 50% on each of the two anniversary dates following the grant date. The Performance Awards vest 100% on the second anniversary of the grant date. For both the Restricted and

     Performance Awards, Trust Units of Viking are awarded upon vesting with the number of Trust Units adjusted for the distributions paid since the award was granted. Performance Awards are further adjusted for Viking's "total return" performance relative to a number of other royalty trusts over a two year period. At December 31, 2004, Viking had awarded 68,000 Restricted Awards and 68,000 Performance Awards to Viking's officers and employees and on January 1, 2005, awarded 5,000 Restricted Awards to each of Viking's non-executive directors.

     F) CONTRIBUTED SURPLUS

     As at December 31, 2004, Viking had recorded $460,000 of Contributed Surplus in respect of the unit-based incentive awards that have been granted and not yet exercised (nil in 2003). For additional information regarding unit-based compensation, see Note 11.

     G) ACCUMULATED UNITHOLDER DISTRIBUTIONS

--------------------------------------------------------------------------------
Balance, December 31, 2002                                            $(238,624)
--------------------------------------------------------------------------------
Unitholder distributions declared                                      (106,560)
--------------------------------------------------------------------------------
Balance December 31, 2003 - as Restated see Note 3(b)                  (345,184)
--------------------------------------------------------------------------------
Unitholder distributions declared                                       (99,279)
--------------------------------------------------------------------------------
Balance December 31, 2004                                             $(444,463)
--------------------------------------------------------------------------------


     Accumulated Unitholder Distributions represents the amount of distributions declared since inception of Viking and has not been reduced for amounts reinvested through Viking's Premium DRIP or any previous plans. In 2004, Viking's Unitholders directed that a total of $22,909,000 be reinvested with 3,856,695 Trust Units issued at an average price of $5.94 per Trust Unit ($4,955,000 for 816,095 Trust Units at an average price of $6.07 in 2003).

11.  UNIT-BASED COMPENSATION

     Unit Option Plan

     During 2004, Viking recorded $138,000 of non-cash compensation expense in respect of the intrinsic value of 155,000 options granted after December 31, 2002 and exercised in 2004. The intrinsic value was determined to be the excess of the fair market value of the Trust Units issued over the cash consideration received by Viking at the time of exercising. In addition, a further $160,000 has been recognized in respect of the intrinsic value of the 642,600 unexercised options granted after December 31, 2002 based on the Trust Unit's year end price of $6.75 and the applicable ratchet-down of the exercise price. Accordingly, the

     2004 non-cash compensation expense recorded in respect of options granted subsequent to December 31, 2002 totals $298,000. In 2003, no such compensation expense was recorded as the unexercised options had no intrinsic value based on the Trust Unit's year end price of $5.65 and no options granted after December 31, 2002 were exercised in 2003. In respect of the options granted prior to January 1, 2003, Viking's policy is to record the cash received from the exercise of options as the entire proceeds with no recognition given to the fair value of the Trust Units issued relative to the consideration received. Had Viking applied the intrinsic method and recorded a non-cash compensation expense for options granted after December 31, 2001 and prior to January 1, 2003, the pro forma non-cash compensation expense for the year ended December 31, 2004 would have been increased by $359,000 in respect of 486,100 exercised in 2004 ($317,000 in respect of 410,500 exercised in 2003) and a further $409,000 in respect of the 533,600 unexercised options at the end of 2004 (nil in 2003). For the 930,550 unexercised options granted prior to January 1, 2002, the unrealized intrinsic value at December 31, 2004 was $345,000.

     Unit Award Incentive Plan

     During 2004, Viking granted 68,000 Restricted Awards and 68,000 Performance Awards to it employees and officers and has accrued a 2004 unit-based compensation charge of $300,000 to reflect the intrinsic value of these grants. At December 31, 2004, the intrinsic value has been determined as the fair value of the Trust Unit's year end price of $6.75 plus an amount in respect of the distributions accruing from the date of the grant. The 2004 "unit-based" compensation charge is determined by pro-rating the intrinsic value over the vesting period recognizing that the Restricted Awards vest 50% on the first anniversary date of the grant and 50% on the second anniversary while the Performance Awards vest 100% on the second anniversary of the grant date. In respect of the Performance Awards, no adjustments have been made to reflect Viking's "total return" performance relative to its peers.

12.  INCOME TAXES

     The tax provision differs from the amount computed by applying the combined Canadian federal and provincial corporate income tax statutory rates to income before future income tax recovery as follows:

-----------------------------------------------------------------------------------------
                                                                      2004          2003
-----------------------------------------------------------------------------------------
                                                                                Restated
                                                                             (See Note 3)
-----------------------------------------------------------------------------------------
Income (loss) before income taxes                                  $49,548     $(108,387)
-----------------------------------------------------------------------------------------
Statutory income tax rate                                           38.62%        39.62%
-----------------------------------------------------------------------------------------
Expected tax                                                        19,135       (42,943)
-----------------------------------------------------------------------------------------
Add/(Deduct) the tax effect of:
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                      2004          2003
-----------------------------------------------------------------------------------------
                                                                                Restated
                                                                             (See Note 3)
-----------------------------------------------------------------------------------------
    Non-taxable portion of net income                              (30,993)      (23,454)
-----------------------------------------------------------------------------------------
    Tax rate changes                                                 1,538         6,061
-----------------------------------------------------------------------------------------
    Resource allowance                                             (10,859)      (11,560)
-----------------------------------------------------------------------------------------
    Non-deductible crown charges                                     5,933         9,018
-----------------------------------------------------------------------------------------
    Capital and other taxes(a)                                       1,748         1,854
-----------------------------------------------------------------------------------------
    Alberta Royalty Tax Credit                                        (776)         (197)
-----------------------------------------------------------------------------------------
    Internalization of the Manager                                       -          (211)
-----------------------------------------------------------------------------------------
 Adjustments for acquisitions and internal re-organization         (11,728)        8,310
-----------------------------------------------------------------------------------------
Future income tax recovery(b)                                     $(26,002)     $(53,122)
-----------------------------------------------------------------------------------------

      (a) In 2004, corporate subsidiaries of Viking incurred corporate income taxes of $137,000 (2003 - $874,000) and Federal Large Corporations Tax of $1.6 million ($980,000 in 2003).

      (b) In 2003 a $45.0 million recovery is included as a result of a $130.0 million impairment charge.

     The net future income tax liability is composed of:

---------------------------------------------------------------------------------------
                                                                   2004           2003
---------------------------------------------------------------------------------------
Property, plant and equipment in excess of tax value          $  25,361        $50,246
---------------------------------------------------------------------------------------
Asset Retirement Obligation                                      (1,908)          (582)
---------------------------------------------------------------------------------------
Share issue costs deductible for tax purposes                      (425)          (634)
---------------------------------------------------------------------------------------
Future income tax liability                                   $  23,028        $49,030
---------------------------------------------------------------------------------------

     At the end of 2004, Viking had approximately $337.5 million ($354.9 million in 2003) available for deductions from taxable income in future years including non-capital loss carry forwards of $30.2 million ($24.1 million in 2003).

13.  RELATED PARTY TRANSACTIONS

     JOINT VENTURE OPERATIONS

     On May 15, 2003, Viking and a related party, whose president and chief executive officer is a director of Viking, jointly paid $6.9 million to acquire an option to purchase certain oil and natural gas properties and concurrently paid a further $29.1 million to acquire the properties from a third party. As a result of this joint purchase, Viking acquired a 70% interest in the producing properties and various interests in undeveloped lands ranging from 30% to 50% for $24.4 million. This joint purchase was made pursuant to a Letter of Intent between Viking and the related party whereby, if necessary, Viking agreed to transact for the entire purchase while providing the related party with a three month option to acquire specific properties at the initial purchase price with Viking retaining the operating proceeds from the properties during the option period.

     Since the closing of this transaction, Viking has operated the producing properties with the related party taking their share of production "in-kind", while the related party is the operator of the undeveloped lands with Viking now taking its share of the related production "in-kind". At December 31, 2004, the related party owed $558,000 to Viking ($353,000 at December 31, 2003) and Viking owed $285,000 to the related party ($653,000 at December 31, 2003). In 2004, Viking's share of capital expenditures on properties operated by this related party totaled $1,956,000 ($1,385,000 in 2003) while the operating expenses totaled $366,000 ($43,000 in 2003).

     CONTRACTING FOR DRILLING SERVICES

     During 2004, Viking entered into a contract for drilling services with a related party whose president and sole shareholder is also a director of Viking. Viking's share of such drilling costs totaled $530,700 in 2004 (nil in 2003) with no amounts owing to either party at December 31, 2004.

14.  FINANCIAL INSTRUMENTS

     COMMODITY PRICE RISK MANAGEMENT

     Viking uses commodity price and foreign exchange contracts as well as fixed price sales contracts with purchasers to manage its exposure to fluctuations in commodity prices and foreign exchange rates. In 2004, Viking realized losses totaling $4,021,000 settling risk management contracts. In 2003, Viking reported a loss of $12,348,000 with respect to price risk management activity and reported the amount as an adjustment to oil and natural gas revenues.

     On January 1, 2004, Viking recognized and deferred an unrealized gain of $416,000 on commodity price contracts based on the mark-to-market evaluation in accordance with adoption of the new accounting standards for "Hedging Relationships" see Note 3(c). During 2004, Viking recognized $329,000 of this gain in income and will recognize the remaining $87,000 over the remaining three years of the fixed price sales contract. In 2003, Viking's accounting policy did not require the recognition of unrealized gains or losses, only the disclosure of the mark-to-market valuations.

     FAIR VALUES

     At December 31, 2004, the fair market value of Viking's financial instruments, excluding its Convertible Debentures, approximated their carrying value due to the short-term maturity of these instruments. Financial instruments carried on the balance sheet include accounts receivable, current liabilities and bank loans. The value of bank loans approximates its carrying value as the borrowings are pursuant to the credit agreements that are short term in nature. The cost of borrowing under Viking's new Credit Agreements dated January 31, 2005 approximates the market rate for such borrowings. At December 31, 2004, the fair market value of the Convertible Debentures was $81.9 million.

     CREDIT RISK

     The counterparties to Viking's commodity price risk management contracts are either Canadian chartered banks or crude oil marketing organizations who provide marketing services to Viking. Viking manages this credit risk by entering into such contracts with only highly rated entities and reviewing its exposure to single entities on a regular basis. Substantially all of Viking's accounts receivable are due from parties in the oil and gas industry and are subject to the normal credit risks associated with the industry.

     INTEREST RATE RISK

     Viking is exposed to changes in interest rates as its bank loans result in interest charges that are based on rates which change with market conditions, the bank's prime rate and the rates on Bankers' Acceptances.


15.  COMMITMENTS AND CONTINGENT LIABILITIES

     A) LEASES TO RENT OFFICE SPACE

     Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2004, are:

------------------------------------------------------------------------------
2005                                                                    $ 651
------------------------------------------------------------------------------
2006                                                                    $ 623
------------------------------------------------------------------------------
2007                                                                    $ 553
------------------------------------------------------------------------------
2008                                                                    $ 539
------------------------------------------------------------------------------
2009                                                                    $ 539
------------------------------------------------------------------------------
Beyond 2009                                                             $  90
------------------------------------------------------------------------------


     B) LETTERS OF CREDIT

     At December 31, 2004, Viking had provided letters of credit to the Alberta Electric System Operators, Aquila Networks, ATCO Electric and Lac St. Anne County for $2,410,000, $400,000, $65,000 and $10,000 respectively.

     C) CONTRACTS WITH NATURAL GAS MARKETERS AND PIPELINE OPERATORS

     Viking has natural gas supply contracts with an aggregator that is working towards terminating its transportation and marketing commitments and, if successful, may result in Viking becoming directly responsible for its share of these future commitments. Viking is unable to determine the amount of this contingent liability and as of December 31, 2004, Viking's share would be 0.51 of 1% of the total obligation. Given Viking's relatively small share, this contingent liability is not expected to be material to Viking's future operations.

     In its acquisition of certain oil and gas properties described in Note 13, Viking assumed a take-or-pay natural gas transportation contract to deliver a pre-determined volume of natural gas over a period of time. As at December 31, 2004, Viking is renegotiating this commitment, and the potential future liability associated with the contracts cannot be determined at this time.

16.  SUBSEQUENT EVENTS

     A) COMBINATION WITH CALPINE NATURAL GAS TRUST

     On January 27, 2005, the unitholders of Calpine Natural Gas Trust ("CNGT") approved the combination of CNGT with Viking and on February 1, 2005, Viking issued 54,132,320 Viking Trust Units to effect the transaction. In addition, Viking repaid $71 million of indebtedness outstanding under CNGT credit facilities and cancelled these credit facilities. At December 31, 2004, Viking had incurred $308,000 of investment advisor and legal fees in respect of this transaction.

     B) OFFER TO PURCHASE KENSINGTON ENERGY LTD

     On December 19, 2004, Viking entered into a Pre-Acquisition Agreement with Kensington Energy Ltd. ("Kensington") pursuant to which Viking agreed it would make an offer to purchase all of the outstanding Class A Shares of Kensington for $0.52 per share with the offer open for acceptance until February 18, 2005. On February 18, 2005, Viking purchased the 58.3 million Class A Shares of Kensington tendered to its offer for $30.3 million and extended its offer to March 7, 2005 on the same terms and conditions. On March 7, 2005, Viking acquired an additional 2.5 million Class A Shares for $1.2 million and intends to subsequently acquire the remaining Class A Shares of Kensington pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta) for a further $2.3 million.

     C) EXERCISE OF UNIT OPTIONS

     Subsequent to December 31, 2004, Viking issued 303,100 Trust Units with net proceeds of $1.8 million as a result of its employees exercising options granted under the Unit Option Plan.

     D) DISTRIBUTION REINVESTMENT

     Viking issued 619,848 Trust Units with net proceeds of $3.9 million on January 17, 2005 and a further 584,118 Trust Units with net proceeds of $3.9 million on February 15, 2005 as a result of Unitholder participation in its Premium DRIP Plan.

17.  COMPARATIVE FIGURES

     Certain comparative figures have been restated to conform to the presentation adopted in the current year as well as for the changes in accounting policies described in note 3.


18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements of Viking have been prepared in accordance with Canadian GAAP. These principles, as they pertain to Viking's financial statements, differ from United States GAAP ("U.S. GAAP") as follows:

     (A) FULL COST ACCOUNTING PRINCIPLES

     Under U.S. GAAP full cost accounting, the carrying amount of oil and natural gas properties and related facilities, net of future income taxes, is limited to the present value of the after tax future net revenues from proven reserves discounted at 10% based on prices and costs at the balance sheet date plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, an impairment exists when the carrying amount of oil and natural gas properties and related facilities exceeds the estimated undiscounted future net cash flows associated with the proved reserves and if an impairment exists, the carrying costs in excess of the discounted future net cash flows associated with the proved and probable reserves are charged to income.

     The application of full cost accounting principles as prescribed by U.S. GAAP results in Viking's 2004 earnings under Canadian GAAP being reduced by $7.8 million in respect of additional depletion and depreciation, plus an additional $86.4 million in respect of a write-down of oil and natural gas property costs. As a result of these increased charges, Viking's future income tax recovery as determined under Canadian GAAP is reduced by $18.5 million. In 2003, the application of U.S. GAAP resulted in Viking's earnings as determined under Canadian GAAP being increased by $8.0 million in respect of a lower depletion and depreciation charge. Also in 2003, there was no write-down of oil and natural gas property costs for U.S. GAAP purposes compared to a $130 million impairment charge under Canadian GAAP. As a result of these reduced charges Viking's future income tax recovery as determined under Canadian GAAP was increased by $45 million.

     (B) UNITHOLDERS' MEZZANINE EQUITY

     Under U.S. GAAP, a redemption feature of equity instruments exercisable at the option of the holder requires that such equity be excluded from classification as permanent equity. Under Canadian GAAP, such equity instruments are considered to be permanent equity and are presented as such.

     Under U.S. GAAP, the redemption feature of Viking's Trust Units excludes them from classification as permanent equity. In prior years, Viking believed that there were sufficient restrictions that its Trust Units qualified as permanent equity. In 2004, a review was undertaken after the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") discussed the effect of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" on existing U.S. GAAP. Pursuant to the EITF discussions on this matter and the review performed, Viking has reclassified its Trust Units as "Mezzanine Equity" to meet U.S. GAAP requirements with the prior year amounts restated.

     As a result, Viking has recorded Unitholders' Mezzanine Equity in the amount of $750.0 million for 2004 and $547.3 million for 2003, which represents the estimated redemption value of Viking's Trust Units by an amount equal to the redemption value of the Trust Units as at the balance sheet date. Viking has also recognized a charge to Accumulated Earnings (Deficit) for 2004 of $123.4 million and an increase of $119.7 million in 2003, resulting from the change in estimated redemption value for purposes of Mezzanine Equity reclassification. Changes in Mezzanine Equity in excess of Trust Units and net of redemptions are recognized as charges to Accumulated Earnings (Deficit). At December 31, 2004 Viking's Accumulated Earnings (Deficit) includes $34.3 million in respect of this estimated redemption value of its Trust Units.

     (C) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Effective January 1, 2001, U.S. GAAP required that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in fair value be recognized in income during the period of the change unless specific hedge accounting criteria are met. Prior to January 1, 2004, Canadian GAAP required that the proceeds (or costs) realized from oil and natural gas price risk management contracts be recognized as oil and natural gas sales revenues as each transaction under the contract was settled. Effective January 1, 2004, Canadian accounting standards were revised whereby the fair value methodology is also used to account for all derivative instruments.

     With respect to its U.S. dollar exchange rate, oil and natural gas price risk management contracts, (the "price risk management contracts") Viking's contracts do not qualify for hedge accounting treatment under neither the current requirements of U.S. nor Canadian GAAP. Accordingly, Viking's 2004 accounting for its price risk management contracts are aligned with U.S. GAAP except for $329,000 of gains amortized in its revenues related to a $416,000 deferred gain recorded as of January 1, 2004 under a transitional provision for Canadian GAAP. In 2003, Viking reduced its losses with respect to price risk management contracts by $4.9 million as a result of accounting for the changes in the fair value that are required under U.S. GAAP. Given that Viking's price risk management contracts do not qualify for hedge accounting treatment under U.S. GAAP no determination of Comprehensive Income is required.


     (D) ACCOUNTING FOR VARIABLE COMPENSATION PLANS

     Under U.S. GAAP (Accounting Principles Board opinion No. 25), a compensation expense is required in respect of option plans if the exercise price is subject to a downward revision from time to time. Prior to January 1, 2003, Canadian GAAP did not require any accounting recognition be given to the excess of the fair value of equity issuance over the consideration received for option plans. Effective for grants occurring after December 31, 2002, the Canadian accounting standards were revised resulting in their alignment with U.S. GAAP except for grants of such unit-based compensation occurring prior to January 1, 2003 which retained their previous accounting treatment.

     Accordingly, compensation expense is required under U.S. GAAP for the unit option awards granted by Viking prior to January 1, 2003. Under U.S. GAAP Viking's unit-based compensation expense for 2004 increased by $431,000 in respect of the 567,300 options exercised in the year and a further $754,000 in respect of the 1,464,150 options unexercised. In 2003, Viking did not recognize any unit-based compensation expense under Canadian GAAP and under U.S. GAAP unit-based compensation expense was $864,000 in respect of the 794,800 options exercised in the year and nil in respect of the 2,475,250 options unexercised at the end of 2003.

     (E) CHANGE IN ACCOUNTING PRINCIPLES

     Viking has retroactively adopted the Canadian accounting standard in respect of "Asset Retirement Obligations" on January 1, 2004. This resulted in the alignment of Canadian GAAP and U.S. GAAP except for certain transitional provisions required on adoption. As a result of the retroactive adoption for Canadian GAAP prior year balances have been restated with the differences to the applicable Balance Sheet and Income Statement accounts disclosed in Note 3(a). On adoption of Canadian GAAP the earnings impact for prior years not presented are applied to opening accumulated earnings whereas on adoption for U.S. GAAP the earnings impact for prior years is charged to the Net Income in the year of adoption. On initial adoption of this policy for U.S. GAAP certain items were inappropriately classified to the earnings impact for prior years. Viking has adjusted for a $9.8 million reduction of future income taxes and restated the 2003 applicable items accordingly. This reduction had no effect on 2003 Net Income or Net Income per Trust Unit.

     In 2004 Viking retroactively adopted the revised Canadian accounting standard for "Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity Instruments." This has resulted in the alignment of Canadian GAAP and U.S. GAAP. As a result of the retroactive adoption of Canadian GAAP, there are no prior period differences between Canadian and U.S. GAAP in respect of Viking's accounting for its Convertible Debentures.

     (F) STATEMENT OF CASH FLOWS

     Viking presents cash flow from operations before changes in non-cash working capital and Asset Retirement expenditures as a subtotal in its consolidated statement of cash flows. Under U.S. GAAP, this notation does not have any standardized meaning and would not be presented.

     The application of U.S. GAAP would have the following effects on Viking's consolidated statements of Net Income (Loss):

-----------------------------------------------------------------------------------------------------------
                                                                       2004                       2003
-----------------------------------------------------------------------------------------------------------
                                                                                 (Restated (d) and (e))
-----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) - CANADIAN GAAP                                   $75,550                   $(55,265)
-----------------------------------------------------------------------------------------------------------
U.S. GAAP Adjustments:
-----------------------------------------------------------------------------------------------------------
    Depletion and depreciation (a)                                  (94,249)                   137,956
-----------------------------------------------------------------------------------------------------------
    Accounting for Price Risk  Management Contracts (                  (329)                     4,942
-----------------------------------------------------------------------------------------------------------
    Additional Unit-Based Compensation Expense (d)                   (1,185)                      (864)
-----------------------------------------------------------------------------------------------------------
    Future Income Tax Recovery and other                             18,501                    (60,195)
-----------------------------------------------------------------------------------------------------------
Net  Income  (Loss)  before   cumulative  effect  of
change in accounting principle under U.S. GAAP                       (1,712)                    26,574
-----------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting  principle (e)                  -                    (10,199)
-----------------------------------------------------------------------------------------------------------
NET INCOME  (LOSS) - U.S. GAAP                                      $(1,712)                   $16,375
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Net Income (Loss) per Trust Unit - Basic and Diluted
-----------------------------------------------------------------------------------------------------------
    Net Income (Loss) before cumulative effect of
      change in accounting principle under U.S. GAAP                 $(0.02)                     $0.31
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                       2004                       2003
-----------------------------------------------------------------------------------------------------------
                                                                                 (Restated (d) and (e))
-----------------------------------------------------------------------------------------------------------
    Cumulative   effect  of  change  in   accounting
       principle (e)                                                     $-                     $(0.12)
-----------------------------------------------------------------------------------------------------------
Net Income  (Loss) - U.S. GAAP                                       $(0.02)                     $0.19
-----------------------------------------------------------------------------------------------------------

     The application of U.S. GAAP would have the following effects on Viking's Accumulated Earnings:

--------------------------------------------------------------------------------
                                                         2004            2003
--------------------------------------------------------------------------------
Accumulated Earnings - U.S. GAAP
--------------------------------------------------------------------------------
Opening Balance                                     $   163,146     $    27,046
--------------------------------------------------------------------------------
Net Income  (Loss) - U.S. GAAP                           (1,712)         16,375
--------------------------------------------------------------------------------
Accounting for Unitholders' Mezzanine Equity (b)       (123,350)        119,725
--------------------------------------------------------------------------------
CLOSING BALANCE                                     $    38,084     $   163,146
--------------------------------------------------------------------------------

     The application of U.S. GAAP would have the following effects on Viking's consolidated Balance Sheets:

------------------------------------------------------------------------------------------
DECEMBER 31, 2004                                            CANADIAN GAAP      U.S. GAAP
------------------------------------------------------------------------------------------
Property, Plant and Equipment                                    $ 501,364       $485,637
------------------------------------------------------------------------------------------
Future Liability for Income Taxes                                  $23,028        $54,580
------------------------------------------------------------------------------------------
Unitholders' Mezzanine Equity                                           $-       $750,047
------------------------------------------------------------------------------------------
Unitholders' Capital                                              $783,026             $-
------------------------------------------------------------------------------------------
Contributed Surplus                                                   $460         $1,214
------------------------------------------------------------------------------------------
Accumulated Earnings (Deficit)                                     $53,138        $38,084
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
DECEMBER 31, 2003 - (RESTATED (B), (C), (D) AND (E))
------------------------------------------------------------------------------------------
Property, Plant and Equipment                                     $542,137       $620,659
------------------------------------------------------------------------------------------
Financial Derivative Assets                                             $-           $583
------------------------------------------------------------------------------------------
Financial Derivative Liabilities                                        $-           $241
------------------------------------------------------------------------------------------
Deferred Mark-to-Market gain on commodity price contracts               $-           $416
------------------------------------------------------------------------------------------
Future Liability for Income Taxes                                  $49,030        $98,680
------------------------------------------------------------------------------------------
Unitholders' Mezzanine Equity                                           $-       $547,253
------------------------------------------------------------------------------------------
Unitholders' Capital                                              $704,013             $-
------------------------------------------------------------------------------------------
Accumulated Earnings (Deficit)                                    $(22,412)      $163,146
------------------------------------------------------------------------------------------

     IMPACT OF RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

     Effective January 1, 2004 Viking has prospectively adopted the revised FASB Interpretation No. ("FIN") 46(R) that provides guidance on the consolidation of Variable Interest Entities ("VIEs"). FIN 46 (R) clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities (defined as VIEs) in which the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other entities. The definition of a Variable Interest Entity ("VIE") also extends to entities where equity investors lack voting control, the right to receive expected residual returns or the obligation to absorb expected losses. FIN 46(R) requires VIEs to be consolidated by the organization that is determined to be the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the losses or the expected residual returns of the VIE. The adoption of FIN 46(R) did not a material impact on Viking's financial statements.

     In June 2004, FASB issued an exposure draft of a proposed statement, "Fair Value Measurements" to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value provided by current U.S. GAAP by creating a framework that clarifies the fair value objective and its application in applying GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard will apply for annual reporting periods beginning on or after June 15, 2005. The effect of the proposed standard to Viking has not been assessed at this time.

     In December 2004, FASB issued a revised Statement of Financial Accounting Standards ("SFAS") 123(R) which will eliminate the use of Accounting Principles Board ("APB") No. 25 for measuring and recognizing stock based compensation for annual reporting periods beginning on or after June 15, 2005. The effect of this SFAS 123(R) to Viking has not been assessed at this time.

     In December 2004, FASB issued SFAS 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" which eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair value for exchanges that lack commercial substance. The effect of SFAS 153 to Viking has not been assessed at this time.